INVESTORS CONTACT:  PAMELA SHERRY
                                336.584.5171, EXT. 4855

            MEDIA CONTACT:      HAYLEY SOFFER, MS&L          SARRA SCHAAB, MS&L
                                IN GENEVA JUNE 27 - JULY 2   (IN NEW YORK)
                                MOBILE:  79.221.78.02        PHONE:212.213.7056
                                PHONE:  212.213.7067


                    HIV DRUG RESISTANCE TESTING PROCEDURES
                     TO BE INTRODUCED IN THE UNITED STATES
            --CLINICAL TRIALS INDICATE RESISTANCE TESTING PREDICTS
                        EFFECTIVENESS OF DRUG THERAPY--

Geneva, Switzerland, June 30, 1998 - Laboratory Corporation of America-Registered Trademark-Holdings (LabCorp-Registered Trademark-) (NYSE:LH) and VIRCO, today announced that the Antivirogram-TM-and the VircoGEN-TM-, two new diagnostic testing procedures enabling physicians to evaluate resistance of HIV to antiretroviral drugs, will be available for commercial use on July 20 exclusively from LabCorp facilities in the U. S. These new testing systems are an important advance in optimizing treatment choices in the fight against HIV/AIDS.

"Testing resistance in the clinical setting empowers physicians and patients to make rational decisions about drug therapy," said John Mellors, M.D. director of the AIDS Program, University of Pittsburgh Medical Center. "Knowing which medications are most likely to be effective against the HIV virus prior to treatment permits us to make better informed choices."

Data presented at the 12th World AIDS Conference in Geneva shows a promising indication of the testing systems' ability to predict response to therapy. Collectively, various presentations including more than 2,000 isolates were presented in Geneva and at the 2nd International Workshop on HIV Drug Resistance and Treatment Strategies in Lake Maggiore, Italy. An expanded clinical validation program is ongoing.

In outcomes studies using the Antivirogram-TM- and VircoGEN-TM-, physicians were able to predict antiviral response in antiretroviral experienced patients. One study done in collaboration with the British Columbia Centre for Excellence in HIV/AIDS of 84 patients with extensive prior nucleoside experience, found that patients with "sensitive" virus, as indicated by phenotypic testing, (sensitivity being defined as the ability of drugs to inhibit the virus) were twelve times more likely to respond to ritonavir/saquinavir therapy.

Patients whose virus was classified "sensitive" by genotypic testing, were four times more likely to respond to the therapy. The study included protease inhibitor (PI)-experienced patients that were switching to the PI combination ritonavir/saquinivir alone or in combination with other antiretroviral therapy as salvage therapy. Phenotyping and genotyping were conducted on isolates from these patients using the Antivirogram-TM- and VircoGEN-TM-.

"Since the partnership between VIRCO and LabCorp was announced, our team of scientists have been working diligently to bring the Antivirogram-TM- and VircoGEN-TM- to market," said Dr. Myla Lai-Goldman, Executive Vice President, Chief Scientific Officer and Medical Director of LabCorp. "The data presented validates the clinical importance of these systems and we are committed to continuing our ongoing work to assess their broad capabilities."

To further substantiate the value of these testing procedures, a large study of 1500 isolates collected from the patients provided an impressive data set to correlate genotypic resistance patterns with phenotypic resistance profiles. While genotyping examines the drug resistance mutations accumulated by the virus and may give an important indication of the possible evolution of resistance, phenotyping measures virus growth in the presence of a drug. When used together, physicians can now assess how each patient is going to respond to given therapy, thus allowing physicians to make more informed decisions when selecting potent therapeutic regimens.

Turnaround time for the VicoGEN-TM- is five to 10 working days and three to four weeks for the Antovirogram-TM-. LabCorp customer service will be available to provide additional information by calling 800-533-0567.

ABOUT THE COMPANIES
-------------------
Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) is a national clinical laboratory organization with revenues of $1.5 billion in 1997. The Company operates primary testing facilities nationally, offering more than 1,700 different clinical assays, from routine blood analyses to more sophisticated technologies. LabCorp performs diagnostic tests and procedures for physicians, managed-care organizations, hospitals, clinics, long-term care facilities, industrial companies, and other clinical laboratories.

VIRCO is a privately-held high tech/molecular biology company that was founded in 1995 by Rudi Pauwels, Ph.D. and Paul Stoffels, M.D. in Belgium, and Brendan Larder, Ph.D. in the U.K. VIRCO specializes in genomics and bioinformatics applied to disease management and is at the forefront of the development and implementation of complex technologies to monitor HIV drug sensitivity in infected persons. VIRCO's scientists have extensive experience in the field of antiviral development and drug resistance, having performed phenotypic resistance testing on more than 8,000 samples.